                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                              Atlantic Realty Trust
 ------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, par value $0.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   048798-10-2
                                 (CUSIP Number)

                                  Milton Cooper
                            Kimco Realty Corporation
                             3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000

                                 with a copy to:

                              Raymond Y. Lin, Esq.
                           Erica H. Steinberger, Esq.
                                Latham & Watkins
                                885 Third Avenue
                            New York, New York 10022
                                 (212) 906-1200
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 August 10, 2000
             (Date of Event which Requires Filing of this Statement)


            If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition that is the subject of this
       Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

                         (Continued on following pages)
                              (Page 1 of 22 pages)

--------------------------------            13D             --------------------
CUSIP No.  048798-10-2                                             Page 2 of 22
           -----------

--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

       Kimco Realty Corporation

-------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) / /
-------------------------------------------------------------------------------

  3    SEC USE ONLY
-------------------------------------------------------------------------------

  4    SOURCE OF FUNDS


       WC

--------------------------------------------------------------------------------

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT       / /
       TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
  6

       Maryland

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                      7   345,498

NUMBER OF           ------------------------------------------------------------
SHARES                    SHARED VOTING POWER
BENEFICIALLY          8   None
OWNED
BY EACH             ------------------------------------------------------------
REPORTING                    SOLE DISPOSITIVE POWER
PERSON
WITH                  9   345,498

                    ------------------------------------------------------------
                            SHARED DISPOSITIVE POWER

                     10   None

--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       345,498

--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       9.7%

--------------------------------------------------------------------------------

 14    TYPE OF REPORTING PERSON



       CO

--------------------------------------------------------------------------------

--------------------------------            13D             --------------------
CUSIP No.  048798-10-2                                             Page 3 of 22
           -----------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

       Kimco Realty Services, Inc.
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS


       WC

--------------------------------------------------------------------------------

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT       / /
       TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
  6
       Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                      7

                          None
NUMBER OF
SHARES              ------------------------------------------------------------
BENEFICIALLY              SHARED VOTING POWER
OWNED                 8   511,228
BY EACH
REPORTING           ------------------------------------------------------------
PERSON                       SOLE DISPOSITIVE POWER
WITH
                      9   None

                    ------------------------------------------------------------
                            SHARED DISPOSITIVE POWER

                     10   511,228

--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       511,228

--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

--------------------------------------------------------------------------------
 13

       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       14.4%

--------------------------------------------------------------------------------

 14    TYPE OF REPORTING PERSON



       CO

--------------------------------------------------------------------------------

--------------------------------            13D             --------------------
CUSIP No.  048798-10-2                                             Page 4 of 22
           -----------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

       Milton Cooper

-------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------

  3    SEC USE ONLY
-------------------------------------------------------------------------------

  4    SOURCE OF FUNDS


       00

-------------------------------------------------------------------------------

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT       / /
       TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
  6

       United States

-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                      7
                          29,824
NUMBER OF
SHARES              -----------------------------------------------------------
BENEFICIALLY              SHARED VOTING POWER
OWNED                 8
BY EACH                   514,355
REPORTING
PERSON              -----------------------------------------------------------
WITH                      SOLE DISPOSITIVE POWER

                      9
                          29,824

                    -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

                     10
                          514,355

-------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       544,179

-------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /X/

-------------------------------------------------------------------------------
 13

       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       15.3%

-------------------------------------------------------------------------------

 14    TYPE OF REPORTING PERSON



       IN

-------------------------------------------------------------------------------

                                                             Page 5 of 22 pages

      This Amendment No. 6 amends and supplements the Schedule 13D filed on May 24, 1996, and amended on July 3, 1996, by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper and further amended on May 15, 1997, June 10, 1997, April 30, 1998, and September 20, 1999 by Kimco, Milton Cooper and Kimco Realty Services, Inc., a Delaware corporation ("Services"), 60% of the voting common stock of which is owned by Mr. Cooper (as amended, the "Schedule 13D"), relating to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

      Item 4.  Purpose of Transaction.

      The Company's charter contains a provision limiting the number of Shares that may be owned, actually or constructively pursuant to the attribution rules set forth in Section 544 of the Internal Revenue Code of 1986, as amended, as modified by Section 856(h), or in Section 318(a) as modified by Section 856(d)(5) (constructive ownership pursuant to such attribution rules, "Constructive Ownership"), by any person to 9.8% of the total number of Shares issued and outstanding. The Reporting Persons and the Company have entered into a Standstill Agreement, dated as of April 30, 1998 (the "Standstill Agreement"), pursuant to which the Company granted the Reporting Persons an exception from such charter provision with respect to Shares Constructively Owned by any of the Reporting Persons in excess of 9.8% of the issued and outstanding Shares (the "Excess Shares"), and the Reporting Persons agreed, unless specifically requested by the Company's board of trustees, not to, among other things, (i) acquire or agree or publicly offer or propose to acquire ownership or control of
(A) any securities of the Company in excess of 25% of the issued and outstanding Shares or (B) any subsidiary or assets or properties of the Company or any of its subsidiaries or divisions, including by way of tender offer, business combination, merger or other consolidation (provided that nothing shall prohibit the Reporting Persons from proposing to acquire assets which the Company has announced an intention to sell or for which it is soliciting bids) or (ii) make any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission), and further agreed to vote any Excess Shares in accordance with the recommendation of the Company's board of trustees. The above description of the Standstill Agreement is qualified in its entirety by reference to the full text of such agreement, which is being filed as Exhibit 3 hereto and is incorporated herein by reference.

      On August 10, 2000, the Company entered into an amended and restated standstill agreement with Kimco, Kimco Realty Services, Inc., and Milton Cooper (the "Amended and Restated Standstill Agreement".) The Amended and Restated Standstill Agreement, which is being filed as Exhibit 4 hereto, amends the Standstill whereby Kimco agrees that they shall not, and they shall cause their Affiliated Persons not to directly or indirectly through an Affiliated Person, unless specifically requested in writing in advance by the Company's board of trustees: (i) acquire or agree or publicly offer or propose to acquire ownership or control of (A) any securities of the Company in excess of 30% of the issued and outstanding Shares or (B) any subsidiary or assets or properties of the Company or any of its subsidiaries or divisions, including by way of tender offer, business combination, merger or other consolidation (provided that nothing shall prohibit the Reporting Persons from proposing to acquire assets which the Company has announced an intention to sell or for which it is soliciting bids) or (ii) make any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission), to vote any voting securities of the Company, (iii) form or join a "group" (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the provisions of Section 1 of the Amended and Restated Standstill Agreement, other than a group consisting solely of two or more of Kimco, Kimco Realty Services, Inc., and Mr. Cooper and any Affiliated Persons, and (iv) disclose any intention, plan or arrangement inconsistent with the provisions of Section 1.

                                                             Page 6 of 22 pages

      Item 5.  Interest in Securities of the Issuer.

            (a) Kimco beneficially owns an aggregate of 345,498 Shares, or approximately 9.7% of the outstanding Shares, and Services beneficially owns an aggregate of 511,228 Shares, or approximately 14.4% of the outstanding Shares (based on 3,561,553 Shares reported by the Company to be outstanding as of August 4, 2000, in the Company's Quarterly Report on Form 10-Q for the Period Ended June 30, 2000).

            Mr. Cooper beneficially owns 544,179 Shares (which includes all of the Shares owned by Services, 60.0% of whose voting common stock is owned by Mr. Cooper), or approximately 15.3% of the outstanding Shares, of which 2,012 Shares are held through IRA accounts, and 3,127 Shares are held by a trust for Adam Kimmel, the son of Martin S. Kimmel (the "Kimmel Trust"), for which Mr. Cooper serves as a trustee. Such holdings do not include an aggregate of 6,050 Shares held by Mr. Cooper's adult children or their spouses, an aggregate of 2,979 Shares held by nine trusts for the benefit of Mr. Cooper's grandchildren, for which certain of such adult children serve as trustees, or 3,750 Shares held by CLS General Partnership Corporation (a Delaware corporation which serves as the general partner of Power Test Investors Limited Partnership, a New York limited partnership), of which Mr. Cooper is a stockholder and serves as secretary and a director, as to all of which Shares Mr. Cooper disclaims beneficial ownership. All of such Shares were received by such persons in the Distribution by reason of their ownership of RPS Shares.

            Except as set forth herein, each of the Reporting Persons disclaims beneficial ownership of any Shares beneficially owned by any other person described in this Item 5(a) or on Schedule II hereto.

            (b) Each Reporting Person has sole power to vote, or direct the vote, and to dispose or direct the disposition of, all Shares reported as beneficially owned by it or him, except that, (i) Mr. Cooper, by reason of his ownership of 60% of Services' voting common stock, has the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services, and (ii) with respect to the 3,127 Shares held by the Kimmel Trust, Mr. Cooper shares such power with the other trustee.

            (c) Schedule I attached hereto sets forth all transactions in Shares effected by or for the account of Services since the last Amendment to Schedule 13D. Each such transaction was an open market purchase.

                                   Schedule I

                  Date Acquired           # of Shares       Price Per Share

                  3/22/00                 2,200             $7.050
                  3/23/00                 2,800             $7.050
                  3/24/00                 1,000             $7.050

            (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons, except that, with respect to the Shares owned by the Kimmel Trust, such Trust and the trustee thereof who shares such power with Mr. Cooper.

            (e) Not applicable.

                                                             Page 7 of 22 pages

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            On August 10, 2000, the Company entered into the Amended and Restated Standstill Agreement with Kimco, Kimco Realty Services, Inc. and Mr. Cooper. See Item 4 for a description of the Amended and Restated Standstill Agreement entered into by the Reporting Persons and the Company with respect to Shares of the Company held by the Reporting Persons.

      Item 7.  Material to be Filed as Exhibits

            Exhibit 4.  Amended and Restated Standstill Agreement

                                                             Page 8 of 22 pages


                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    KIMCO REALTY CORPORATION


                                    By:  /s/ Milton Cooper
                                         -----------------
                                    Name:  Milton Cooper
                                    Title: Chairman and Chief Executive
                                    Officer

                                    KIMCO REALTY SERVICES, INC.


                                    By: /s/ Milton Cooper
                                        -----------------
                                    Name:  Milton Cooper
                                    Title: President

                                    By: /s/ Milton Cooper
                                        -----------------
                                    Milton Cooper
                                    MILTON COOPER

Dated: August 10, 2000

                                                             Page 9 of 22 pages


                                  EXHIBIT INDEX

Exhibit                                       Page Number
1.    Joint Filing Agreement                       *
2.    Joint Filing Agreement                       *
3.    Standstill Agreement                         *
4.          Amended Standstill Agreement          12

--------
* Previously filed

                                                             Page 10 of 22 pages


                                   SCHEDULE II

      Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Kimco and Services, other than Milton Cooper, for whom such information is contained in Items 2 and 5 of the Schedule 13D. Unless otherwise indicated, the current business address of each person is c/o Kimco, 3333 New Hyde Park Road, Suite 100, New Hyde Park, NY 11041-0020. Each such person is a citizen of the United States of America.

1. Executive Officers & Directors of Kimco.

           Name                Principal Occupation or      Shares Beneficially
                                      Employment                  Owned(1)

Martin S. Kimmel            Director                        10,487(2)

Richard G. Dooley           Director of Kimco; Consultant   -0-
c/o Massachusetts Mutual    to Massachusetts Mutual Life
Life Insurance Company      Insurance Company
1295 State Street
Springfield, Mass. 01111
Michael J. Flynn            Vice Chairman of the Board of   -0-
                            Directors, President and Chief

                           Operating Officer of Kimco

Frank Lourenso              Director of Kimco; Executive    -0-
c/o The Chase Manhattan     Vice President of The Chase
Bank                        Manhattan Bank
270 Park Avenue
New York, NY 10017

Joe Grills                  Director of Kimco; Chief        -0-
11479 Twin Mountains Road   Investment Officer for the IBM
Clifton, VI 22733           Retirement Funds, 1986-1993

Joseph K. Kornwasser        Director of Kimco, Senior       -0-
                            Executive Vice President

Alex Weiss                  Vice President--MIS of Kimco    1,250

Michael V. Pappagallo       Chief Financial Officer of      -0-
                            Kimco

Bruce M. Kauderer           Vice President, Legal and       -0-
                               Secretary of Kimco

Jerald Friedman             Executive Vice President        -0-
Joseph V. Denis             Vice President, Construction    -0-
                            of Kimco

Glenn G. Cohen              Vice President and Treasurer    -0-
                            of Kimco
Robert Nadler               President -- Midwest Division   -0-
                            of Kimco
Joel Yarmak                 Vice President -- Financial     -0-
                               Operations of Kimco

                                                             Page 11 of 22 pages

----------------
1 All of such Shares were received in the Distribution and no consideration was paid therefor.

2 Does not include 14,135 Shares beneficially owned by Mr. Kimmel's wife or 3,127 by a trust for the benefit of Mr. Kimmel's son, for which Mr. Cooper serves as trustee, as to which Mr. Kimmel disclaims beneficial interest. Such Shares were received in the Distribution and no consideration was paid therefor.

2.    Executive Officers & Directors of Services.

          Name          Principal Occupation or Employment   Shares Beneficially
                                                                     Owned

Arthur Friedman          Director and Secretary of Services;  -0-
                           Certified Public Accountant

 Sol Denbaum             Director of Services; Vice           -0-
                         President - Maintenance (retired)

                         of Kimco

Michael V. Pappagallo    Chief Financial Officer of Kimco     -0-
                         and Services
Milton Cooper            Director and President of Kimco      544,179
                         Realty Services
Martin Kimmel            Director of Kimco Realty Services    10,487

                                                            Page 12 of 22 pages

                              AMENDED AND RESTATED
                              STANDSTILL AGREEMENT

                  This AMENDED AND RESTATED STANDSTILL AGREEMENT, dated as of July 21, 2000, by and among Atlantic Realty Trust, a Maryland real estate investment trust ("ART") on the one hand and Kimco Realty Corporation, a Maryland corporation ("KRC"), Kimco Realty Services, Inc., a Delaware corporation ("KRS"), and Milton Cooper ("Cooper") on the other hand (each of KRC, KRS and Cooper, are referred to herein, collectively, as "Kimco") (the "Standstill Agreement").

                                    RECITALS:
                                    --------

                  WHEREAS, Kimco has filed a Schedule 13D, as amended, under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the Securities and Exchange Commission, indicating Kimco's ownership of common shares of beneficial interest, par value $.01 per share, of ART (the "Shares");

                  WHEREAS, ART's charter limits the number of Shares that may be owned, actually or constructively pursuant to the attribution rules set forth in
Section 544 of the Internal Revenue Code of 1986, as amended (the "Code"), as such rules are modified by Section 856(h) of the Code or in Section 318(a) of the Code as such rules are modified by Section 856(d)(5) of the Code (constructive ownership of stock pursuant to such attribution rules is hereinafter referred to as "Constructive Ownership," and the terms "Constructively Own" and "Constructive Owner" shall have the correlative meanings) by any person to 9.8% of the total number of Shares that are issued and outstanding (the "Excess Share Provisions"). All Shares Constructively Owned by any of KRC, KRS or Cooper in excess of 9.8% of the total number of Shares that are issued and outstanding are referred to herein as "Excess Shares";

                  WHEREAS, under the Charter, the Excess Shares are automatically transferred to a charitable trust to be held for sale unless ART's board of trustees, in accordance with the Excess Share Provisions, grants an exception to such ownership limit provisions with respect to the Excess Shares (a "Waiver");

                  WHEREAS, Kimco previously requested that ART, acting through its Board of Trustees, grant Kimco a Waiver;

                  WHEREAS, ART, acting through its Board of Trustees, agreed to grant Kimco a Waiver and in connection therewith ART and Kimco entered into a Standstill Agreement dated April 30, 1998 (the "Original Standstill Agreement") pursuant to which Kimco and certain affiliates, agreed, among other things, not to acquire more than 25% of the issued and outstanding shares of ART;

                                                            Page 13 of 22 pages


                  WHEREAS, on June 21, 2000 Kimco requested that ART amend the Original Standstill Agreement in order to permit Kimco and certain of its affiliates to own up to 30% of the issued and outstanding shares of ART and, accordingly, increase the size of the Excess Shares Waiver; and

                  WHEREAS, ART, acting through its Board of Trustees, has agreed to increase the size of the Waiver on the condition that Kimco enter into this Amended and Restated Standstill Agreement and Kimco has agreed to comply with this condition.

                  NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                  1.       Standstill.
                           ----------

                  (a) General Standstill. Kimco hereby agrees that they shall not, and they shall cause their Affiliated Persons (as defined below) not to directly or indirectly through an Affiliated Person, unless specifically requested in writing in advance by the ART board of trustees:

                        (i) acquire, agree to acquire, or make a public offer or proposal to acquire, in any manner, directly or indirectly through an Affiliated Person, ownership or control of

                                    (A)        any securities of ART
                                               ("Restricted Securities") in
                                               excess of 30% of the total number
                                               of shares that are issued and
                                               outstanding, or

                                    (B)        any subsidiary or any assets or
                                               properties of ART or any
                                               subsidiary or division thereof,
                                               including by way of any
                                               fundamental transaction with
                                               ART, such as a tender offer,
                                               business combination, merger or
                                               other consolidation,

                        (ii) make any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote any voting securities of ART,

                        (iii) form or join a "group" (as defined in Section
                              13(d)(3) of the Exchange Act) in connection with any of the provisions of this Section 1, other than a group consisting solely of two or more of KRC, KRS, Cooper and any Affiliated Persons, and

                                                            Page 14 of 22 pages

                        (iv) disclose any intention, plan or arrangement inconsistent with the provisions of this Section 1.

The provisions of this Section 1 are referred to in this Standstill Agreement, collectively, as "Restricted Activities". Notwithstanding the foregoing, nothing in this Section 1 shall prohibit Kimco or its Affiliated Persons from making a proposal to acquire any asset or property that ART announces an intention to sell or is soliciting acquisition proposals from third parties.

                  (b) Voting Rights. Subject to the terms of this Standstill Agreement, Kimco may vote its shareholdings of ART in its sole and absolute discretion; provided, however, Kimco shall vote any Excess Shares in accordance with the recommendation of the ART board of trustees.

                  (c) "Affiliated Person" shall mean, for the purposes of this Standstill Agreement, (i) any corporation, limited liability company or partnership of which Kimco Realty, Kimco Services or Mr. Cooper, individually or in the aggregate, own a majority of the voting securities (or, in the case of a limited liability company or partnership, a majority of the economic interest or limited partnership interests, respectively) or serve as a managing member or general partner and (ii) Mr. Cooper's spouse, and any relative of Mr. Cooper or his spouse who has the same home as Mr. Cooper and any trust in which Mr. Cooper or his spouse has a substantial beneficial interest or as to which Mr. Cooper serves as trustee or in a similar fiduciary capacity.

                  2.       Release.
                           -------

                  (a) Kimco, on behalf of themselves and for each of their heirs, executors, administrators, successors, and/or assigns (collectively, the "Kimco Releasor"), hereby remises, releases, and forever discharges each of ART, their direct and indirect subsidiaries, shareholders, affiliates, subdivisions, predecessors, successors or assigns, and their present and former directors, officers, employees, agents and attorneys and their heirs, executors, administrators, successors, and assignees (collectively, the "ART Releasees"), and each of them, of and from any and all claims, demands, or causes of action whatsoever from the beginning of the world to the date present, whether individual, class or derivative in nature, at law or in equity, whether based on any federal, state, or foreign law or right of action, foreseen or unforeseen matured or unmatured, know or unknown, accrued or not accrued, which the Kimco Releasor has, had or have or can, shall, or may hereafter have against the ART Releasees, or any of them, alleged or which could have been alleged or arising out of or relating to the decision by ART's Board of Directors to approve, and ART's execution and delivery of, the tax agreement dated May 10, 1996 by and between Ramco- Gershenson Properties Trust (together with its subsidiaries, "RPT") or any amounts paid by ART to RPT or to the Internal Revenue Service pursuant to its obligations under

                                                            Page 15 of 22 pages

such agreement; provided, however, that this release shall be ineffective with respect to each ART Releasee if any person whose vote was required to approve such decision received or stands to receive, directly or indirectly, any benefit as a result thereof other than his or her pro rata benefit as a securityholder of RPT. Kimco hereby acknowledges that all amounts paid to Joel M. Pashcow, Herbert Liechtung, the members of the Special Acquisition Committee and Wolf Block (as such terms are defined below) in connection with the acquisition of substantially all the property and assets of Ramco-Gershenson, Inc. and its affiliates by RPS Realty Trust ("RPS") as described in RPS's Proxy Statement dated March 29, 1996 (the "Proxy Statement") shall not be deemed to be a benefit for this purpose. Capitalized terms used but not otherwise defined in this
Section 2 shall have the meanings set forth in the Proxy Statement.

                  3. Waiver. Kimco acknowledges its understanding that, as set forth in the Recitals to this Standstill Agreement, ownership of the Shares is subject to the Excess Share Provisions. Subject to the terms and conditions of this Standstill Agreement, ART grants to Kimco a Waiver with respect to the Excess Shares, but only with respect to Excess Shares that do not exceed 20.2% of the total number of Shares that are currently issued and outstanding. Kimco understands and agrees that ART's grant to Kimco of the Waiver is conditioned upon the continuing accuracy of the representations and warranties set forth in
Section 4 of this Standstill Agreement and upon such Waiver otherwise not causing ART to fail to qualify as a REIT for income tax purposes, and Kimco further understands and agrees that, subject to the Waiver, if any such Excess Share Provisions are hereafter violated by it or if any of such representations and warranties cease to be true, the Excess Shares may be automatically transferred to a trust for the benefit of a charitable beneficiary (as set forth in the Excess Share Provisions) and that, if so transferred, the applicable shareholder's ownership rights in such Excess Shares will be terminated. ART agrees that the remedies provided in its charter shall be the sole remedies available to ART in the event that any of the representations and warranties of Kimco set forth in Section 4 of this Standstill Agreement ceased to be true or the ownership of Shares by Kimco otherwise would violate any of the restrictions set forth in the ART's charter.

                  4. Representations and Warranties of Kimco. Kimco hereby jointly and severally represents and warrants to, and agrees with, ART as follows:

                  (a) Capacity; Enforceability. Each of the Kimco persons executing this Standstill Agreement has full capacity and authority, and corporate authority and capacity, as the case may be, to execute and deliver this Standstill Agreement. This Standstill Agreement has been duly and validly executed and delivered by and on behalf of each of them and constitutes a valid obligation of each of them, enforceable in accordance with its terms, except to the extent such enforceability may be limited by

                                                            Page 16 of 22 pages


applicable insolvency, bankruptcy, reorganization or similar laws affecting the enforcement of creditors' rights generally and by general equity principles.

                  (b) No Conflict. The performance of this Standstill Agreement and the consummation of the transactions contemplated hereby will not result in a breach or violation of any of the terms or provisions of, or constitute a default under:

                        (i) the certificate of incorporation of KRC or KRS,

                        (ii) the by-laws of KRC or KRS,

                        (iii) any contract or other agreement or instrument to which Kimco is a party or by which Kimco is bound, the breach of which would have a material adverse effect on ART or Kimco, or

                        (iv) any law, order, rule, regulation, writ, injunction or decree applicable to Kimco.

                  (c) Governmental Approvals. No consent, authorization or approval of, exemption by, or filing with, any domestic governmental or administrative authority, or any court, is required to be obtained or made by Kimco in connection with the execution, delivery and performance of this Standstill Agreement or the consummation of the transactions contemplated hereby.

                  (d) Excess Ownership. KRC and KRS are corporations and, to the best of Kimco's knowledge (after due investigation), no person or entity which would be treated as an individual for purposes of Section 542(a)(2) of the Code, as modified by Section 856(h) of the Code, Constructively Owns in excess of 9.8% of the value of the outstanding equity interest in KRC or KRS.

                  (e) Update of Representations. At the reasonable request of ART from time to time, Kimco will update its representations to ART set forth in
Section 5(d).

                  (f) Related Tenants Rent. ART has provided to Kimco an accurate list of its and its subsidiaries current tenants and, to the knowledge of Kimco, the amount of annualized rents payable to ART or to its subsidiaries by all such tenants of ART or its subsidiaries in which Kimco owns 10 percent or more of the stock or other ownership interest computed in accordance with the attribution rules of Code Section 318(a), as modified by Code Section 856(d)(5) ("Related Tenants") (such as to exclude such rents from the term "rents from real property" by reason of Section 856(d)(2)(B) of the Code) do not exceed $25,000. At the reasonable request of ART from time to time and upon receipt by Kimco of a current list of ART's and its subsidiaries tenants, Kimco will update its representation with respect to its then ownership interests (if any) in such

                                                            Page 17 of 22 pages

tenants of ART or its subsidiaries and provide ART with such information concerning rents payable by Related Tenants as ART may reasonably request in connection with maintaining ART's status as a REIT.

                  5. Representations and Warranties of ART. ART hereby represents and warrants to, and agrees with, Kimco as follows:

                  (a) Capacity; Enforceability. ART has full trust authority and capacity to execute and deliver this Standstill Agreement. This Standstill Agreement has been duly and validly executed and delivered by and on behalf of ART and constitutes a valid obligation of ART, enforceable in accordance with its terms, except to the extent such enforceability may be limited by applicable insolvency, bankruptcy, reorganization or similar laws affecting the enforcement of creditors' rights generally and by general equity principles.

                  (b) No Conflict. The performance of this Standstill Agreement and the consummation of the transactions contemplated hereby will not result in a breach or violation of any of the terms or provisions of, or constitute a default under:

                        (i) the declaration of trust of ART,

                        (ii) the by-laws of ART,

                        (iii) any contract or other agreement or instrument to which ART is a party or by which ART is bound, the breach of which would have a material adverse effect on ART or Kimco, or

                        (iv) any law, order, rule, regulation, writ, injunction or decree applicable to ART.

                  (c) Governmental Approvals. No consent, authorization or approval of, exemption by, or filing with, any domestic governmental or administrative authority, or any court, is required to be obtained or made by ART in connection with the execution, delivery and performance of this Standstill Agreement or the consummation of the transactions contemplated hereby.

                  6.       Miscellaneous Provisions.

                  (a) Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to another party hereto shall be in writing, shall be deemed to have been duly given or delivered

                                                            Page 18 of 22 pages

                        (i) the day following dispatch to an overnight courier service (such as Federal Express or UPS) or

                        (ii) five (5) days after dispatch by certified or registered first class mail, postage prepaid, return receipt requested, to the party to whom the same is so given or made:

                                If to Kimco addressed to:
                                -------------------------

                                Mr. Milton Cooper
                                Kimco Realty Corporation
                                333 New Hyde Park Road
                                New Hyde Park, NY  11042-0020

                                With a copy to:
                                ---------------

                                Erica H. Steinberger, Esq.
                                Latham & Watkins
                                885 Third Avenue
                                New York, New York  90022-4802

                                If to ART addressed to:
                                -----------------------

                                Mr. Joel M. Pashcow
                                Atlantic Realty Trust
                                747 Third Avenue,
                                New York, New York  10017

                                With a copy to:
                                ---------------

                                Steven L. Lichtenfeld, Esq.
                                Proskauer Rose LLP
                                1585 Broadway
                                New York, New York  10036

                  (b) Amendment and Modification. This Standstill Agreement may be modified, amended or supplemented only by an instrument in writing signed by or on behalf of all of the parties hereto.

                  (c) Waiver. No party may waive any right hereunder except pursuant to a written instrument signed by the party against whom such waiver is to be enforced. No waiver of or delay in exercising any right hereunder shall operate as a waiver of any right hereunder.

                                                            Page 19 of 22 pages

                  (d) Governing Law. This Standstill Agreement shall be governed by the laws of the State of New York, without regard to the conflicts of law principles thereof. The parties hereby consent to personal jurisdiction in respect of any action arising under or in connection with this Standstill Agreement instituted in the United States District Court for the Southern District of New York or the courts of the State of New York and to service of process upon them in the manner set forth in subsection (a) above.

                  (e) Assignment. This Standstill Agreement and the rights and obligations hereunder may not be assigned by any party hereto without the written consent of all other parties hereto.

                  (f) Counterparts. This Standstill Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  (g) Section Headings. The section headings contained in this Standstill Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Standstill Agreement. All references in this Standstill Agreement to Sections are to sections of this Standstill Agreement, unless otherwise indicated.

                  (h) Entire Agreement. This Standstill Agreement and the Exhibits which are a part hereof and the other writings, documents, certificates, instruments and agreements specifically identified herein contain the entire agreement between the parties with respect to the transactions contemplated herein and supersede all previous written and oral negotiations, commitments and understandings by or among any of the parties hereto with respect to any of the matters contemplated under this Standstill Agreement. There are no restrictions, promises, inducements, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein.

                  (i) Severability. If and to the extent that any court of competent jurisdiction holds any provision (or any part thereof) of this Standstill Agreement to be invalid or unenforceable, such holding shall in no way affect the validity of the remainder of this Standstill Agreement, including any provision, in any other jurisdiction, it being intended that all rights and obligations of the parities hereunder shall be enforceable to the fullest extent permitted by law; provided, however, that if the Waiver is finally determined by a court of appropriate jurisdiction to be invalid or unenforceable, this Agreement shall terminate.

                  (j) Execution. Facsimiles of executed copies of this Standstill Agreement shall constitute originals of this Standstill Agreement.

                                                            Page 20 of 22 pages

                  (k) No Third Party Beneficiaries. Nothing contained in this Standstill Agreement shall be deemed to confer rights on any person or to indicate that this Standstill Agreement has been entered into for the benefit of any person, other than the parties hereto.

                  (l) Binding Effects. This Standstill Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and assigns.

                  (m) Waiver of Compliance. Any failure of any of the parties to comply with any obligation, covenant, agreement, or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such a waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent other failure.

                  (n) Further Assurances. The parties to this Standstill Agreement, without further consideration, use all reasonable efforts to execute and deliver such additional documents and take such other action as any party may reasonably request to carry out the intent of this Standstill Agreement and the transactions contemplated hereby.

                  (o) Equitable Principles. The parties acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Standstill Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction to prevent any breach of the provisions of this Standstill Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity.

                  (p) Public Releases and Announcements. Kimco agrees that it shall provide to ART advance copies of, or, in the case of oral announcements, advance notice of, any public release or announcement concerning ART to be issued, released or made by Kimco, in each case, at least one business day prior to such release or announcement.

                  (q) Termination. This Agreement shall terminate upon the earlier of the following:

                           (i)      As set forth in Section 6(i); and

                           (ii) Upon reduction of Kimco's Constructive Ownership of Shares to or below 9.8% of the total number of Shares issued and outstanding.

                                                            Page 21 of 22 pages

                  7. Effect of Termination. In the event of the termination of this Agreement as set forth in Section 6(q), Kimco shall then immediately become subject to all rules and restrictions regarding the ownership of Shares, including, without limitation, the limitations set forth in the organization documents of ART.

                                                            Page 22 of 22 pages

                  IN WITNESS WHEREOF, the undersigned have executed this Standstill Agreement, on the date first written above.

                                           KIMCO REALTY CORPORATION

                                           By   /s/ Milton Cooper
                                              -------------------
                                                    Name: Milton Cooper
                                                    Title: Chairman of the Board

                                           KIMCO REALTY SERVICES

                                           By   /s/ Milton Cooper
                                              -------------------
                                                    Name: Milton Cooper
                                                    Title: President

                                            /s/ Milton Cooper
                                            ------------------
                                           MILTON COOPER

                                           ATLANTIC REALTY TRUST

                                           By   /s/ Edwin R. Frankel
                                                --------------------
                                                    Name: Edwin R. Frankel
                                                    Title: Executive V.P.